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Fundrise Innovation Fund: Your chance to invest is coming soon

Join us in building a portfolio of the next generation of great technology companies.



Earlier this year [we announced the launch](#) of the Fundrise Innovation Fund – a first-of-its-kind, $1B growth equity fund aimed at democratizing access to the best private technology companies in the world. In that communication, we discussed our strategy for ramping up the fund which involved first offering the fund to our iPO investors and continuing to expand to a broader and broader audience as we felt was prudent.

We're excited to inform you that **your opportunity to invest in the Innovation Fund is coming later this month**.

Because growth equity is both a new asset class for the Fundrise platform and one that has not traditionally been available to the general public, we expect you may have some questions. Below are answers to some of the most frequently asked questions we've received so far - first about the fund and its strategy and second about how to invest and what to expect going forward.

We recognize that there is a substantial amount of information here, but as usual, we would rather provide *more* substance in an effort to provide unparalleled transparency for these types of investment opportunities. And, as always, if you have any questions please don't hesitate to reach out to our Investor Relations team at investments@fundrise.com.

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Fund & Strategy FAQs

Q: Why is *now* a good time to be launching a tech fund?

A: Once every few decades, a downturn occurs where an entire industry collapses. It happened with real estate in 1987 and again in 2008. And it happened in tech in 2001 and is happening now, in 2022. These types of crises are rare, remaking whole industries and upsetting status quo power structures. It's during these times, when most are paralyzed by fear or nursing steep losses, that a small number of investors — typically those with hard-nosed rigor, conviction, and, most importantly, sufficient capital — can capture opportunities that would be impossible in normal times. It is in that spirit that we launch the Fundrise Innovation Fund.

We expect the tech downturn to continue for several years, getting worse in 2023, before it gets better. And while we have been planning an expansion beyond real estate for some time, it is extremely fortunate for it to coincide with such extraordinary events in technology markets. In short, we believe now, with tech valuations falling and venture capital firms retreating, is the exact right time to be launching the fund.

Q: How will this impact Fundrise's real estate business?

A: Our investment philosophy is centered around broad-based macro trends, and no trend has been more impactful or is more integral to the future of real estate than technology. It is the single biggest disrupter of property values (e.g. eCommerce impacting the retail sector and work-from-home impacting the office sector) and the single largest job creator in our economy. It is also the single greatest differentiator in how Fundrise operates. Unlike almost any other real estate investor, our teams are integrated with software engineers and product managers. This has allowed us to systematically replace traditional processes in real estate with software. And we believe deepening our understanding by investing in technology will only serve to make us better real estate investors.

From a more practical perspective, while we expect the Innovation Fund team to grow to approximately a dozen investment professionals, Fundrise today has a +60-person real estate team solely dedicated to driving the best performance from our portfolio. Unlike a typical investment fund, Fundrise real estate takes on the full suite of deal execution from acquisition to development to operations. We are confident in our belief that the launch of the Innovation Fund will not be detrimental to the robust execution by the real estate team.

Q: How is the Fundrise Innovation Fund different from other crowdfunding platforms that claim to offer venture-like investments?

A: While it's reasonable that some confusion may stem from a shared aim to democratize investment into private companies, the Fundrise Innovation Fund is wholly unique from those offerings, and Fundrise itself is not a crowdfunding platform. The Fundrise Innovation Fund is a pooled vehicle similar in investment strategy to the top VC and growth equity funds, with the important exception that while those funds are limited to qualified investors, we have pioneered a way to democratize access so that everyone can invest.

The crowdfunding platforms use different regulations (Reg D or Reg CF) which permit individuals to invest into specific companies and only in limited small quantities. The Fundrise Innovation Fund is a publicly registered investment vehicle under the Investment Company of 1940, which allows individuals, regardless of net worth, to invest in a pooled fund with a specific investment strategy — in our case, private and public technology companies. (This is the same regulatory framework that typical mutual funds operate under).

The Fundrise Innovation Fund aims to invest in a diverse set of attractive and established technology companies. We view our competition for deals as the top venture funds and growth equity funds in the US. We believe the structure of the Innovation Fund, as an evergreen, low-fee, technology-enabled investor, is fundamentally a better model than the high-fee venture capital model of "2 & 20" and as a result will be more attractive as a capital partner for many top entrepreneurs.

While private tech companies are fundamentally a different asset than real estate, we believe that similar to our $3 billion real estate portfolio, the structure of the Innovation Fund and the scale of the Fundrise platform will allow us to offer investors a uniquely diversified portfolio with a superior risk-return profile than anything else available to them today.

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Investing FAQs

Q: How and when will I be able to invest?

A: During this initial limited offering phase, we intend to make the fund available for investment in shorter offering windows to select groups of investors. You can expect to receive a lead-up notification in advance of when your window opens, as well as a notification when your window is open. At that point you'll be able to invest from [the offering page](#), which you can access from these emails or directly from your dashboard.

Because of expected demand, we've chosen to accept and process investments via these limited windows to ensure that we are able to efficiently manage the flow of new capital into the

Fund as we go through this initial ramp-up phase. (Unlike private real estate, which has a large and mature investment sales market, venture capital investing tends to be more sporadic and less predictable in timing, leading to longer periods between which investments in new companies may occur).

Q: How will I fund my investment?

A: Any investment in the Innovation Fund will need to be funded with new money from your external bank account. You cannot transfer any of the value of your Fundrise real estate portfolio into an Innovation Fund investment.

Q: What is the time horizon for this investment? What is the liquidity?

A: The Fundrise Innovation Fund is intended to be a long-term investment. In many instances, it may take several years for an investment in a technology startup to materialize and result in a payoff for the fund. Additionally, while we intend to make shares available for repurchase on a quarterly basis, as we do with our real estate offerings, there can be no such guarantee; investors should understand that many of the assets held by the Fund (i.e. investments in private technology companies) are inherently less liquid than most real estate assets. As with our real estate offerings, we recommend that investors plan to hold this investment for a minimum of five years, if not longer.

Q: What are the minimum and maximum investments?

A: The minimum investment is just $10, and there is no maximum investment currently. Investments over $500,000 are required to be made via wire, as opposed to ACH transfer.

Q: What fees does the Innovation Fund carry?

A: The Fund carries an annual asset management fee of 1.85%. There are zero upfront sales or marketing fees and no "carried interest" or profit sharing fee.

As is the case with all Fundrise offerings, our goal is to provide an equal or better investment product to the best institutional investors, but with substantially lower fees, passing the vast majority of those savings back to our investors. In the case of traditional venture capital funds, the standard fee structure is "2 & 20," meaning the manager generally charges a 2% asset management fee, plus a 20% "carried interest" profit sharing component.

To our knowledge the Fundrise Innovation Fund is the lowest fee operator of any institutional quality investment fund offering access to high-growth private technology companies.

Note: During the initial "ramp-up" phase of the Fund we anticipate that we may end up holding a larger relative percentage of cash or public securities as we wait for markets to reprice. During this time period (for the benefit of our investors), we intend to waive the Fund's asset management fee on any public stock holdings.

Q: How do I make money?

A: Your returns will be based on the change in value of the shares of the fund over time — appreciation. You should not expect to receive any dividends or current return, and, as with any investment, there is no guarantee of profit, and investors may be subject to partial or total loss of their investment.

Q: How will this impact my current portfolio?

A: An investment in the Innovation Fund will be a new and separate investment from your Fundrise real estate portfolio, and it will show up as a new position in your dashboard. It represents a new asset class and therefore your dashboard will look slightly different as a result. As these are new changes, we welcome any and all feedback about how we can keep improving your investor experience.